                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*


                         The Gaylord Companies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 368144-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      Greenfield Commercial Credit, L.L.C.
        1301 W. Long Lake Road, Troy, Michigan 48098, (248) 267-6777
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                               October 8, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

  CUSIP NO.  368144-10-1                                                                  PAGE   2   OF   5  PAGES
           ----------------------------------------------                                     ------    ----


     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Greenfield Commercial Credit, L.L.C.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a) [ ]
                                                                                                                             (b) [ ]
            Not Applicable

     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

            BK

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS                                           [ ]
            2(d) or 2(e)

            Not Applicable

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Michigan

            NUMBER OF               7      SOLE VOTING POWER            1,930,525
             SHARES
          BENEFICIALLY
            OWNED BY                8      SHARED VOTING POWER          Not Applicable
              EACH
            REPORTING               9      SOLE DISPOSITIVE POWER       Not Applicable
             PERSON
              WITH
                                    10     SHARED DISPOSITIVE POWER     Not Applicable


     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,930,525

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               [ ]

            Not Applicable

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 51%

     14     TYPE OF REPORTING PERSON*

            OO


                                  SCHEDULE 13D

                     UNDER SECURITIES EXCHANGE ACT OF 1934


Item 1.       Security and Issuer

       This statement relates to the Common Stock, $.001 par value, of The Gaylord Companies, Inc., a Delaware corporation ("Gaylord"). The address of the principal executive offices of Gaylord is 4006 Venture Court, Columbus, Ohio 43228.

Item 2.       Identity and Background

       a. Name: Greenfield Commercial Credit, L.L.C., a Michigan limited liability company ("Greenfield").

       b. Business address: 1301 West Long Lake Road, Suite 190, Troy, Michigan 48098.

       d.     Criminal proceedings:  Not applicable.

       e.     Civil proceedings:  Not applicable.

Item 3.       Source and Amount of Funds or Other Consideration

       On April 21, 1997 Greenfield provided to Gaylord loans in the aggregate principal amount of up to $1,350,000. As collateral for said loans, Gaylord and certain shareholders thereof holding approximately 51% of the outstanding common stock of Gaylord ("Shareholders") entered into a Turnaround Agreement and Irrevocable Proxy ("Proxy") with Greenfield.

Item 4.       Purpose of Transaction

       The purpose of the Proxy is to collateralize the loan agreements between Greenfield and Gaylord. Pursuant to the terms of the Proxy, upon the occurrence of a default under the terms of the loan agreements, and during the continuance thereof, Greenfield shall have the irrevocable full power and authority, as the true and lawful proxy of the Shareholders, to vote in person or by further proxy the shares covered thereby at all meetings of the stockholders of Gaylord. Greenfield notified Gaylord on October 8, 1997 that the loan agreements are currently in default. Greenfield currently has not agreed upon any specific plans or proposals with regard to Gaylord, however, a continuing default of the loan agreements could ultimately result in a sale or transfer of a material amount of assets of Gaylord or any of its subsidiaries, among other things.





                                     3 of 5

Item 5.        Interest in Securities of Issuer

        a. Greenfield currently owns beneficially, pursuant to the Proxy, 1,930,525 shares, representing approximately 51% of the outstanding common stock of Gaylord. The shares are deemed beneficially owned by the Greenfield pursuant to the Proxy.

        b. Greenfield currently has the sole power to vote or to direct the vote of the 1,930,525 shares pursuant to the Proxy.

        c.     No transactions other than the transaction described herein.

        d.     Not applicable.

        e.     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

        Under the Proxy upon the occurrence of a default under the terms of the loan agreements between Greenfield and Gaylord, and during the continuance thereof, Greenfield shall have the irrevocable full power and authority, as the true and lawful proxy of the Shareholders, to vote in person or by further proxy, the shares covered thereby at all meetings of the stockholders of Gaylord and any subsidiary, as applicable, or to give written consents in lieu of voting such shares in respect of any and all matters on which such shares are entitled to vote, including, without limitation the election of directors.

Item 7.        Material to be Filed as Exhibits

        Turnaround Agreement and Irrevocable Proxy dated as of April 21, 1997, by and among Gaylord, Greenfield, the Shareholders, and various subsidiaries of Gaylord.





                                     4 of 5

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           Date:  October 14, 1997

                                           GREENFIELD COMMERCIAL CREDIT, L.L.C.


                                           By:  Donald G. Barr, Jr.
                                              ---------------------------------

                                           Its: President
                                               --------------------------------






                                     5 of 5

                   TURNAROUND AGREEMENT AND IRREVOCABLE PROXY


  TURNAROUND AGREEMENT AND IRREVOCABLE PROXY (the "Agreement"), dated as of April 21, 1997, by and among THE GAYLORD COMPANIES, INC., a Delaware corporation (the "Corporation"), GREENFIELD COMMERCIAL CREDIT, L.L.C., a Michigan limited liability company (the "Lender"), the Corporation's stockholders who are signatories hereto (hereinafter referred to individually as a "Stockholder" and collectively s the "Stockholders"), and the Corporation's wholly-owned subsidiaries signing this Agreement.

                              B A C K G R O U N D:

  A. The Stockholders are the record and beneficial owners of the number of shares of common stock, $.001 par value per share (the "Common Stock"), of the Corporation set forth opposite their signatures at the foot of this Agreement (such shares being hereinafter collectively referred to as the "Corporation Shares");

  B. The Corporation is the owner of all of the shares of common stock (the "Subsidiary Shares" and, collectively with the Corporation Shares, the "Shares") of each of its corporate subsidiaries which are signatories to this Agreement, to wit: The Cookstore, Inc., Sawworth Book Company, Gaylord's, Inc., The Cookstore Worthington, Inc., Gaylord Book Company and Gaylord Enterprises, Inc. (each a "Subsidiary", collectively, the "Subsidiaries" and, collectively with the Corporation, the "Corporate Group").

  C. The Corporate Group has experienced financial difficulties and has for several months attempted to obtain permanent replacement financing for its operations (the "Financing"), while contemporaneously attempting to obtain additional capital for the expansion of its retail store operations (the "Recapitalization").

  D. The current principal lender of the Corporate Group has imposed conditions upon the financing available to the Corporate Group which threaten its continued operations and pursuit of the Recapitalization.

  E. The Corporate Group desires to obtain interim loans for a period of up to six months (the "Loan Period") in an aggregate principal amount of up to $1,350,000 (the "Loans") from the Lender pursuant to a loan agreement of even date herewith among the Lender, the Corporate Group and John Gaylord (the "Loan Agreement") for the purpose of allowing the Corporate Group a sufficient opportunity to complete the Recapitalization and obtain the Financing;

  F. The parties hereto acknowledge that if the Financing and/or the Recapitalization are not completed within the Loan Period that necessary and appropriate reductions in costs, increases in efficiencies and other measures (a "Turnaround Plan") must be implemented so as to restore the profitability of the Corporate Group.

  G. The members of the Corporate Group, with the assistance of the Stockholders, desire to assure Lender that they will implement a Turnaround Plan in the event the Corporate Group is unsuccessful in obtaining the Financing and/or completing the Recapitalization

  NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto, intending to be legally bound, hereby agree as follows:

  1. TURNAROUND PLAN. Each Member of the Corporate Group agrees that in the event of a Default under the terms of the Loan Agreement, including the failure of the Corporation to repay all amounts due to Lender at the maturity of the Loans, they shall mutually engage the services of Richard G. Gorges & Associates of Troy, Michigan ("Consultant") on terms satisfactory to the Lender. The terms of the engagement of Consultant shall include the immediate implementation of a Turnaround Plan recommended by Consultant for the operations of the Corporation and the Subsidiaries and its immediate implementation by the Corporate Group.

  2. IMPLEMENTATION OF TURNAROUND PLAN. The Stockholders and the Corporate Group agree that in the event they fail to so engage Consultant and/or implement a Turnaround Plan, that it is their desire that Lender have the ability to cause the Corporation to so engage Consultant and to cause the Corporate Group to immediately implement a Turnaround Plan by exercising the voting power represented by the Shares pursuant to the proxy rights granted in Paragraph 3 below.

  3. IRREVOCABLE PROXY. Subject to the terms, conditions and provisos hereinafter set forth, for so long as any of the Obligations (as defined in the Loan Agreement) remain outstanding, each of the Stockholders and the Corporation, does hereby irrevocably nominate and appoint the Lender as its, his or her true and lawful proxy, with full power of substitution, in its, his or her name, place and stead, to vote all of the Shares owned by such Stockholder and/or the Corporation and standing in its, his or her name, at any meeting of the stockholders of the Corporation or any Subsidiary, as the case may be, and upon any matter in which the stockholders of the Corporation or any Subsidiary are entitled to vote; provided, that, for so long as no Default (as defined in the Loan Agreement) has occurred and is continuing, the Stockholder and the Corporation shall be entitled to vote the Shares owned by it, him or her and standing in its, his or her name with respect to all such corporate matters. Upon the occurrence of a Default, and during the continuance thereof, the Lender shall have the irrevocable full power and authority, as the true and lawful proxy of the Stockholders and the Corporation, to vote in person or by further proxy, the Shares at all meetings of the stockholders of the Corporation and any Subsidiary, as applicable, or to give written consents in lieu of voting such Shares in respect of any and all matters on which such Shares are entitled to vote, including, without limitation, the election of directors. During any such period in which the Lender shall have the right to exercise voting powers with respect to the Shares, the Lender shall have the right to waive notice of any meeting of the stockholders of the Corporation and any Subsidiary, as applicable, in respect of such Shares and may exercise any power or perform any act





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

hereunder by an agent or attorney duly authorized and appointed by it. The irrevocable proxy set forth above is a power coupled with an interest.

  4. NO CONFLICT. Nothing herein contained shall disqualify the Lender from serving as such proxy by reason of the fact that the Lender or any firm or corporation affiliated with the Lender is in any way interested in such transaction or contract.

  5.  RECEIPT OF ADDITIONAL STOCK CERTIFICATES.

      (a) In the event that the Stockholders or the Corporation or any of them shall receive any shares of the Corporation or any Subsidiary or any successor or successors of the Corporate Group issued by way of dividend, split-up, recapitalization, reorganization, merger, consolidation, or any other change or adjustment in respect of the Shares held by any of them prior to the payment of the Obligations, such Stockholders and the Corporation, as applicable, shall hold the stock certificates representing such additional or changed shares, to the extent that such shares have voting rights (including voting rights contingent upon the occurrence of specified events), subject to the terms of this Agreement, and the provisions of Paragraph 3 above shall apply thereto.

      (b) The term "Shares", as used in this Agreement, shall include, in addition to the Corporation Shares owned of record by the Stockholders on the date hereof, as indicated opposite the signature of such Stockholder below, and the Subsidiary Shares owned of record by the Corporation on the date hereof, all additional shares of common stock or other securities of the Corporation or any Subsidiary, as the case may be, having power to vote for the election of directors of the Corporation or any Subsidiary, as the case may be, or any successor or successors of the members of the Corporate Group, acquired by the Stockholders or the Corporation pursuant to Paragraph 5(a) above.

  6.  REPRESENTATIONS AND COVENANTS AS TO CAPITALIZATION OF CORPORATION.

      (a) The Stockholders and the Corporation hereby represent and warrant to Lender that the total number of issued and outstanding shares of voting stock of the Corporation as of the date hereof is 3,785,000; and that the total number of voting shares of the Corporation beneficially owned by the Stockholders and which are the subject of this Agreement as of the date hereof is 1,930,525. None of the Stockholders holds any options, warrants, rights, or other securities of the Corporation to acquire or purchase any voting securities of the Corporation or to convert other securities of the Corporation into such voting securities except that the 61),000 share of the Corporation's Series A Preferred Stock ($5.00 Par Value), all of which is owned by the Stockholders, is convertible into Common Stock at the rate of approximately
$.84 per share of such Common Stock for each dollar of Par Value of each such share of such Preferred Stock.

      (b) Prior to payment in full of the Obligations, the Corporation shall not, without Lender's prior written consent, issue any Common Stock or other voting securities (or





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

securities convertible into Common Stock or such voting securities) except in connection with the exercise of warrants currently outstanding. Except as described in the Corporation's Annual Report for the Fiscal Year ended December 31, 1996 filed on Form 10-KSB with the Securities and Exchange Commission, no warrants or similar rights to purchase, acquire or convert into voting securities of the Corporation are outstanding.

      (c) Prior to payment in full of the Obligations, the Corporation and the Subsidiaries shall not authorize the issuance, and shall not issue, any additional shares of common stock, any voting securities and any securities convertible into such common stock or other voting securities, except as shall be required in connection with the exercise or conversion of warrants and other rights to purchase, or to convert securities of the Corporation into, Common Stock, but only to the extent that such warrants and other rights are outstanding on the date hereof and described in the Corporation's 1996 Form 10-KSB.

  7.  TERMINATION.

      (a) The irrevocable proxy created hereby shall be effective and remain in force until the payment in full of the Obligations.

      (b) The death, disability or incompetency of a Stockholder during the term of this Agreement shall in no way affect the validity or enforceability of this Agreement the provisions of which shall remain in full force and effect and be binding on the personal representative of such Stockholder.

  8. NOTICES. All notices, statements, instructions or other documents required to be given hereunder, shall be in writing and shall be given either personally or by mailing the same in a sealed envelope, first-class mail postage prepaid and either registered or certified, return receipt requested, addressed to, or sent by telegram, telex, telecopy of similar form of telecommunication (with a copy to follow by mail):

      If to the Lender:

      Greenfield Commercial Credit L.L.C.
      480 Pierce Street, Suite 290
      Birmingham, MI  48009

      If to the Corporation or any Subsidiary:

      The Gaylord Companies, Inc.
      4006 Venture Court
      Columbus, OH  43228





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and if to the Stockholders, at their respective addresses set forth on the signature pages hereof or to such other addresses as a Stockholder or the Lender shall designate pursuant to notice in the manner set forth herein.

  9. ENTIRE AGREEMENT. This Agreement constitutes the entire understanding among the parties hereto with respect to the subject matter hereof and no modification, amendment or waiver of any provision of this Agreement shall be valid unless in writing signed by the Lender and Stockholders representing a beneficial interest in a majority of the Shares hereunder.

  10. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators and permitted successors and assigns.

  11. GOVERNING LAW. Regardless of the place of execution, this Agreement shall be governed by and construed in accordance with the laws of the State of Ohio, except that the proxy set forth in Paragraph 3, to the extent applicable to the voting power of the Corporate Shares, shall be governed by the laws of the State of Delaware (without regard to Delaware's conflicts of laws principles). Each Stockholder agrees to submit to personal jurisdiction and to waive any objection as to venue of federal or state courts in the State of Michigan.

  12. COUNTERPARTS. This Agreement may be executed in any number of counterparts as may be convenient or necessary, and it shall not be necessary that the signatures of all parties hereto or thereto be contained on any one counterpart hereof or thereof. Additionally, the parties hereto agree that for purposes of facilitating the execution of this Agreement, (a) the signature pages taken from the separate individually executed counterparts of this Agreement may be combined to form multiple fully executed counterparts and (b) a facsimile transmission shall be deemed to be an original signature for all purposes. All executed counterparts of this Agreement shall be deemed to be originals, but all such counterparts taken together or collectively, as the case may be, shall constitute one and the same agreement.

  IN WITNESS WHEREOF, the undersigned have executed this Turnaround Agreement the day and year first above written.

CORPORATION:

THE GAYLORD COMPANIES, INC.,            SAWWORTH BOOK COMPANY,
a Delaware corporation                  an Ohio corporation

By:                                     By:
   -------------------------               -----------------------------
     John Gaylord                            John Gaylord
Its: Chairman and CEO                   Its: Chairman and CEO





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



SUBSIDIARIES:

GAYLORD BOOK COMPANY,                   GAYLORD'S, INC.,
an Ohio corporation                     an Ohio corporation

By:                                     By:
   -------------------------               -------------------------------
     John Gaylord                            John Gaylord
Its: Chairman and CEO                   Its: Chairman and CEO


GAYLORD ENTERPRISES, INC.,              THE COOKSTORE, INC.,
an Ohio corporation                     an Ohio corporation

By:                                     By:
   -------------------------               -------------------------------
     John Gaylord                            John Gaylord
Its: Chairman and CEO                   Its: Chairman and CEO


THE COOKSTORES WORTHINGTON, INC.
an Ohio corporation

By:
   -------------------------
     John Gaylord
Its: Chairman and CEO

LENDER:

GREENFIELD COMMERCIAL CREDIT L.L.C.

By:
   -------------------------
     Donald G. Barr, Jr.
Its: President


STOCKHOLDERS:                   No. of Shares of Common Stock Owned

----------------------------                    678,580
George Gaylord


----------------------------                    424,691
John Gaylord





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


                        ----------------------------        198,344
                        Judy Gaylord


                        ----------------------------        198,344
                        Janet Gaylord


                        ----------------------------        198,344
                        Susan Gaylord Noble


                        ----------------------------        160,877
                        John D. Crister


                        ----------------------------         71,345
                        Jennifer Lynn Gaylord






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